FORM 6-K


                     SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C. 20549


                          Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


For the months of October and November, 2002


                           Perle Systems Limited
                            (Registrant's name)


                        60 Renfrew Drive, Suite 100
                          Markham, Ontario, Canada
                                  L3R OE1
                  (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                  Form 20-F   X                       Form 40-F  __

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  ___                           No     X

Documents Included as Part of this Report

         No.               Document

         1. Press release dated October 28, 2002 in connection with financial results for the fiscal year ended May 31, 2002.

         2. Press release dated October 31, 2002 in connection with financial results for the first quarter of fiscal 2003.

         3. Material change report filed with the Ontario Securities Commission on November 8, 2002.

                                                        Document 1

PERLE
[GRAPHIC LOGO OMITTED]
Essential Network Connectivity

FOR IMMEDIATE RELEASE:
----------------------

  PERLE SYSTEMS REPORTS FINANCIAL RESULTS FOR THE FISCAL YEAR ENDED 31 MAY 2002

                       Company Delivers Operating Profits

TORONTO, CANADA - October 28th, 2002 - Perle Systems Limited (OTCBB: PERL;
TSE: PL), a leading provider of networking products for Internet Protocol ("IP") and e-business access, today reported audited financial results for the fiscal year ended May 31, 2002.

Financial Highlights
--------------------

On a US GAAP basis, the Company's revenue for the year ended May 31, 2002 totalled US$30.5 million. Cash earnings per share were US$0.08 for the year. Net cash earnings or operating profits for the year were US$759,000 reflecting the continuing improved productivity from the lower operating cost base of the business.

The net loss for the year was US$(5.3) million and the basic loss per share was US$(0.55) after the effect of the (non-cash) write down of US$2,945,000 of goodwill and intangibles.

Revenue, cash earnings per share and net cash earnings or operating profits for the year ended May 31, 2001 were US$36.8 million, US$0.12 and US$748,400, respectively. The net loss and basic loss per share for the year ended May 31, 2001 was US$(2.5) million and US$(0.27), respectively.

Net cash earnings or operating profits and cash earnings per share exclude acquisition-related amortization, capital asset depreciation and restructuring costs.

President and Chief Executive Officer's Review:
-----------------------------------------------

Joe Perle, President and Chief Executive Officer, stated, "Our costs are in line with revenues, and we delivered operating profits in this fiscal year. Subsequent to the year-end we initiated a strategy to increase demand for our products, by improving our channel program and expanding marketing activities as they relate to our VAR's. We also continued our sales push into the strong Chinese economy."

"During the fiscal year we focused R&D activities on our high growth product lines. This resulted in releasing the P-series midsize router product line, and in several high-value product feature releases such as SSH security on the Perle CS9000 console server family."

"Looking at the progress of these sales growth initiatives in the current year, I am confident in the opportunities for sales growth, despite the current market environment. I am therefore hopeful of increasing profitability from our new product releases, as well as Perle's increasing base of successful VAR channel partners."

Chief Financial Officer's statement:
------------------------------------

"During the year we continued with our disciplined monitoring of operating costs and maintained the Company's expenditure levels in line with the current sales levels, allowing us to deliver operating profits," stated Derrick Barnett, Perle's Vice President, Finance and Chief Financial Officer. "We generated additional internal working capital by further decreasing inventory and accounts receivables. We took appropriate write downs in our goodwill and intangible assets, which in large part contributed to our net loss for the year."

"Notwithstanding this return to operating profitability, the Company has experienced a substantial downturn in sales and operating earnings over the last three years, and had both working capital and shareholder's equity deficiencies for the year ended May 31, 2002. Should the slowdown in the technology sector continue, it may not be possible for the Company to meet its loan covenants and continue to operate as a going concern. Under these circumstances, the Company may seek to obtain waivers of its loan covenants and to secure additional financing. However there can be no assurance that the Company's lender will agree to any such waivers or that additional financing will be forthcoming."

"Subsequent to the year end, on October 28, 2002, the Company entered into a letter of commitment and terms of agreement with its banker to revise its credit agreement, the terms of which will include a reduction of interest payments and deferral and extension of principal payments. As a result additional working capital will be introduced to the business and will significantly reduce concerns about the Company's ability to continue as a going concern."

"In addition, Perle agreed to issue to its banker warrants to acquire 2,400,000 of its common shares in addition to repricing 500,000 warrants previously issued to the bank. Perle is entitled to purchase up to 1,400,000 of these new warrants to acquire common shares of the Company at a nominal amount on a pro rata basis on early repayment of a portion of its credit facility at any time prior to May 31, 2006. Perle currently has approximately 9,600,000 common shares issued and outstanding."

"Because of our improved operating efficiencies together with the new credit agreement, I remain confident regarding Perle's long-term growth and profitability strategy. "

Company Profile

Perle Systems is a leading developer, manufacturer and vendor of award-winning networking products. These products are used to connect remote users reliably and securely to central servers for a wide variety of e-business and general business applications. Perle specializes in Internet Protocol (IP) connectivity applications, with an increasing focus on mid-size IP routing solutions. Product lines include routers, remote access servers, serial/console servers, emulation adapters, multi-port serial cards, multi-modem cards, print servers and network controllers. Perle distinguishes itself by its ownership of extensive networking technology, depth of experience in major network connectivity environments and long-term channel relationships in major world markets. Perle Systems has offices and representative offices in 12 countries in North America, The United Kingdom, Europe and Asia and sells its products through distribution channels worldwide. Its stock is traded on the OTCBB (symbol PERL) and the Toronto Stock Exchange (symbol PL). For more information about Perle and its products, access the Company's Web site at http://www.perle.com.

Forward-looking statements in this release, including statements relating to the Company's future growth prospects, future profits, anticipated revenue and earnings results, revenue and earnings guidance for fiscal 2003, and the success of the Company's growth and restructuring initiatives are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to the company's ability to maintain compliance with the covenants contained in its credit agreement, to meet its sales forecasts while maintaining control over its costs, to continue to operate as a going concern, the Company's ability to manage growth, the implementation of the Company's restructuring plan, the impact of FASB 141 and FASB 142 on the Company's results of operations and financial condition, continued acceptance of the Company's products, increased levels of competition for the Company, new products and technological changes, the Company's dependence upon third party suppliers, intellectual property rights and other risks detailed from time to time in the Company's periodic reports filed with the United States Securities and Exchange Commission and Canadian securities regulators.

                      - Financial statements to follow -

PERLE SYSTEMS LIMITED
CONSOLIDATED BALANCE SHEETS
(US dollars)
(See Note 2 - going concern)
-------------------------------------------------------------------------------------------------------------------
As at May 31                                                                           2002             2001
-------------------------------------------------------------------------------------------------------------------
ASSETS (Note 11)
  Current:
Cash and cash equivalents                                                        $     470,064       $     962,046
Accounts receivable  (Note 5)                                                        5,716,445           8,522,086
Inventories  (Note 6)                                                                3,646,673           5,072,979
Prepaid expenses                                                                       284,654             449,794
Income taxes receivable                                                                227,728             339,438
-------------------------------------------------------------------------------------------------------------------
  Total current assets                                                              10,345,564          15,346,343
-------------------------------------------------------------------------------------------------------------------
Capital assets, net (Note 7)                                                           832,247             993,943
Other assets (Note 8)                                                                  496,604             506,899
Technology, net (Note 9)                                                             1,542,946           2,361,279
Brand names, net (Note 9)                                                            1,737,573           2,175,159
Sales channel, customer list and distribution rights, net (Note 9)                   1,886,840           2,587,363
Goodwill (Note 9 and 17)                                                             7,320,079           9,872,244
-------------------------------------------------------------------------------------------------------------------
Total assets                                                                     $  24,161,853       $  33,843,230
===================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current:
-------------------------------------------------------------------------------------------------------------------
Bank indebtedness (Note 11)                                                      $   8,683,648       $   8,690,662
Accounts payable and accrued liabilities (Note 10)                                   6,334,023           8,060,759
Income taxes payable                                                                   109,280             185,268
Deferred revenue                                                                     1,225,808           1,507,957
Current portion of long-term loan (Note 11)                                            736,500           1,237,303
Current portion of notes payable (Note 12)                                             463,341             295,206
Current portion of obligation under capital lease (Note 13)                             52,923              44,054
-------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                           17,605,523          20,021,209
-------------------------------------------------------------------------------------------------------------------

Long-term loan (Note 11)                                                             7,389,523           8,030,342
Notes payable (Note 12)                                                                 -                  452,714
Obligation under capital lease (Note 13)                                                26,910              75,112
Accrued facilities cost (Note 15)                                                       90,768             455,976
Deferred tax liabilities (Note 16)                                                   1,300,121           1,735,094
-------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                   26,412,845          30,770,447
-------------------------------------------------------------------------------------------------------------------
Commitment and contingencies (Notes 2, 18 and 20)

Shareholders' Equity (Deficiency):
Share capital (Note 14) - Authorized: Unlimited Common Shares,
issued and outstanding: 9,592,293 (2001 - 9,592,293)                                33,770,304          33,770,304

Other comprehensive loss                                                            (1,880,443)         (1,838,849)
      Deficit                                                                      (34,140,853)        (28,858,672)
-------------------------------------------------------------------------------------------------------------------
      Total Shareholders' equity (deficiency)                                       (2,250,992)          3,072,783
-------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity (deficiency)                          $  24,161,853       $  33,843,230
===================================================================================================================

PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars)
-----------------------------------------------------------------------------------------------------------------------------
For the years ended May 31                                                     2002              2001                2000
-----------------------------------------------------------------------------------------------------------------------------
Sales                                                                     $ 30,455,314       $ 36,791,778       $ 46,979,723
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
Cost of sales                                                               13,769,576         14,666,419         18,555,981
Selling, general and administration                                         11,530,707         15,735,867         26,565,742
Research and development expenditures (net of ITCs)                          3,069,008          3,280,818          6,344,780
Amortization of intangible assets                                            2,264,612          3,214,323          2,714,757
Write-down of intangible assets (Note 9(a))                                    270,000                 --                 --
Depreciation of capital assets                                                 256,563            363,725            784,713
Interest expense                                                             1,754,300          2,197,434          1,172,249
Restructuring and other (Note 15)                                              575,000                 --         11,851,866
-----------------------------------------------------------------------------------------------------------------------------
Total expenses                                                              33,489,766         39,458,586         67,990,088
-----------------------------------------------------------------------------------------------------------------------------
Loss before income taxes and cumulative effect of change
     in accounting principles                                               (3,034,452)        (2,666,808)       (21,010,365)
Income tax expense (recovery) (Note 16)                                       (427,271)          (369,924)           840,359
-----------------------------------------------------------------------------------------------------------------------------
Net loss for the year before cumulative effect of change
     in accounting principles                                               (2,607,181)        (2,296,884)       (21,850,724)
Cumulative effect of change in accounting principles,
     net of nil tax (Note 17) - goodwill                                    (2,675,000)                --                 --
                              - revenue recognition                                 --           (169,054)                --
-----------------------------------------------------------------------------------------------------------------------------
Net loss for the year                                                     $ (5,282,181)      $ (2,465,938)      $(21,850,724)
=============================================================================================================================

Loss per Common Share - basic and diluted before cumulative effect
     of change in accounting principles                                   $      (0.27)      $      (0.25)      $      (2.68)
Cumulative effect of change in accounting principles (Note 17)                   (0.28)             (0.02)                --
-----------------------------------------------------------------------------------------------------------------------------
Loss per Common Share - basic and diluted                                 $      (0.55)      $      (0.27)      $      (2.68)
=============================================================================================================================

Weighted average number of shares outstanding                                9,592,293          9,249,364          8,156,158
=============================================================================================================================

PERLE SYSTEMS LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(US dollars)
                                                                                                                        Total
                                     Common Shares                 Warrants                Other                      Shareholders'
                               ------------------------------------------------------   Comprehensive    Deficit       Equity
                                Number              $           Number          $          Loss $           $        (Deficiency)$
------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 1999           7,731,476      21,858,995      381,530            -     (1,382,944)     (4,542,010)      15,934,041
Exercise of stock options         246,048         494,320                                                                   494,320
Issuance of Common Shares,
    acquisitions                  306,313       2,915,354                                                                 2,915,354
Issuance of Common Shares,
    purchase of technology        163,840         405,203                                                                   405,203
Issuance of warrants,
    private placement,
    net of issuance costs                                      670,000      7,205,017                                     7,205,017
Conversion of warrants to
    Common Shares                 670,000       7,205,017     (670,000)    (7,205,017)                                            -
Expiry of warrants
    during the year                                           (192,942)                                                           -
Currency translation
    for the year                                                                            (315,451)                      (315,451)
Net loss for the year                                                                                    (21,850,724)   (21,850,724)
------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 2000           9,117,677      32,878,889      188,588              -     (1,698,395)    (26,392,734)     4,787,760
Exercise of stock options          11,028          27,258                                                                    27,258
Issuance of Common Shares,
    purchase of technology        125,000         312,458                                                                   312,458
Issuance of Common Shares,
    private placement,
    net of issuance costs         300,000         176,945                                                                   176,945
Issuance of warrants,
    bank financing                                             700,000        242,609                                       242,609
Issuance of warrants,
    private placement, net
    of issuance costs                                          121,990         27,657                                        27,657
Exercise of warrants for
    Common Shares
    during the year                38,588         104,488      (38,588)                                                     104,488
Expiry of warrants
    during the year                                           (200,000)                                                           -
Currency translation
    for the year                                                                            (140,454)                      (140,454)
Net loss for the year                                                                                     (2,465,938)    (2,465,938)
------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 2001           9,592,293      33,500,038      771,990        270,266     (1,838,849)    (28,858,672)     3,072,783
Expiration of warrants
    for Common Shares
    during the year                                            (46,990)
Currency translation
    for the year                                                                             (41,594)                       (41,594)
Net loss for the year                                                                                     (5,282,181)    (5,282,181)
------------------------------------------------------------------------------------------------------------------------------------
Balance, May 31, 2002           9,592,293     $33,500,038      725,000       $270,266    $(1,880,443    $(34,140,853)   $(2,250,992)
====================================================================================================================================

PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US dollars)
-----------------------------------------------------------------------------------------------------------------------------
For the years ended May 31                                                  2002                2001                 2000
-----------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
   Operating activities
      Net loss for the year                                             $(5,282,181)       $(2,465,938)       $(21,850,724)
      Add (deduct) items not affecting cash:
          Investment tax credits recoverable                                     --                 --            (134,273)
       Write-down of investment tax credits                                      --                 --           5,683,954
       Write-down of goodwill and intangible assets                       2,945,000                 --           3,113,937
          Amortization of intangible assets                               2,264,612          3,214,323           2,714,757
          Depreciation of capital assets                                    256,563            363,725             784,713
       Amortization of deferred financing cost                               60,294                 --                  --
          Deferred income taxes                                            (444,126)          (458,810)            706,954
---------------------------------------------------------------------------------------------------------------------------
                                                                           (199,838)           653,300          (8,980,682)
      Net change in non-cash working
         capital balances related to operations                           2,122,337         (1,670,796)          5,044,801
---------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) operating activities                           1,922,499         (1,017,496)         (3,935,881)
---------------------------------------------------------------------------------------------------------------------------
   Investing activities
     Decrease in loans to shareholders, officers and directors               33,050             31,345             153,153
     Additions to capital assets                                            (69,753)          (242,322)           (279,704)
     Acquisitions (net of cash acquired)                                         --                 --          (8,973,961)
     Purchase of technology and other intangible assets                    (637,724)           (54,221)           (247,042)
---------------------------------------------------------------------------------------------------------------------------
Cash used in investing activities                                          (674,427)          (265,198)         (9,347,554)
---------------------------------------------------------------------------------------------------------------------------
   Financing activities
     Increase (decrease) in bank indebtedness                              (102,649)           445,358           3,684,249
     Issuance of Common Shares, net                                              --            336,348           7,699,337
       Deferred financing cost                                              (80,418)           (64,187)                 --
     Repayment of notes payable                                            (296,441)          (302,259)           (278,145)
     Repayment of obligation under capital lease                            (39,495)           (27,910)                 --
     Increase in long-term loan                                                  --          1,505,528           4,638,163
     Repayment of long-term loan                                         (1,199,079)        (1,175,150)         (1,900,014)
---------------------------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities                         $(1,718,082)           717,728          13,843,590
---------------------------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents                (21,972)           (27,840)           (176,442)
---------------------------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents
   during the year                                                         (491,982)          (592,806)            383,713
Cash and cash equivalents, beginning of the year                            962,046          1,554,852           1,171,139
---------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year                              $   470,064        $   962,046        $  1,554,852
===========================================================================================================================
Components of net change in non-cash working
      capital balances related to operations:
      Accounts receivable                                               $ 2,809,605        $ 2,492,615        $  3,889,990
      Inventories                                                         1,452,997          2,742,674          (2,206,539)
      Prepaid expenses                                                      240,680            439,847            (177,455)
      Income taxes                                                           38,439           (202,881)            682,072
      Accounts payable and accrued liabilities                           (2,125,062)        (6,626,805)          2,633,806
      Deferred revenue                                                     (294,322)          (516,246)            222,927
---------------------------------------------------------------------------------------------------------------------------
                                                                        $ 2,122,337        $(1,670,796)       $  5,044,801
===========================================================================================================================

Supplemental cash flow information:
     Interest paid                                                      $ 1,766,791        $ 1,951,851        $  1,265,095
     Income taxes paid                                                  $   100,089        $   372,000        $    377,888
===========================================================================================================================

Non-cash investing and financing activities:
     Shares issued upon acquisition                                              --        $   312,458        $  4,252,360
      Vendor take back debt                                                      --                 --        $    442,441
     Capital assets purchased by capital lease                                   --        $   147,467                  --
===========================================================================================================================

PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(US dollars)
                                                                            2002                  2001                   2000
--------------------------------------------------------------------------------------------------------------------------------
Net loss for the year                                                   $(5,282,181)          $(2,465,938)          $(21,850,724)
Cumulative translation account                                              (41,594)             (140,454)              (315,451)
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive loss for the year                                         $(5,323,775)          $(2,606,392)          $(22,166,175)
================================================================================================================================

                                                                  ###

Contacts:         Derrick Barnett
                  Vice President, Finance & CFO
                  Perle Systems Limited
                  Phone:  905-946-5034
                  Fax:    905-944-2116
                  Email: dbarnett@perle.com

                                                            Document 2

PERLE
[GRAPHIC LOGO OMITTED]
Essential Network Connectivity


FOR IMMEDIATE RELEASE:
----------------------


        PERLE SYSTEMS REPORTS FIRST QUARTER FISCAL 2003 FINANCIAL RESULTS

                       Company Organizes for Sales Growth

TORONTO, CANADA - October 31, 2002 - Perle Systems Limited (OTCBB: PERL; TSE:
PL), a leading provider of networking products for Internet Protocol ("IP") and e-business access, today reported unaudited financial results for the first quarter fiscal 2003 ended August 31, 2002.

Financial Highlights
--------------------

Based on US GAAP, the Company's revenue for the first quarter of fiscal 2003 totaled US$5.3 million, compared to revenue of US$7.7 million for the first quarter of fiscal 2002.

This reduction in sales was due to poor economic conditions in our largest European markets, including the United Kingdom, France and Germany, combined with the traditional European summer slowdown. In North America, we reorganized our entire distribution channel to lay the groundwork for sales growth in the coming quarters. This reorganization had the result of inhibiting sales during the quarter. Sales in the Asia-Pacific region, especially China, were maintained. In addition to these factors, we experienced some production backlogs, which prevented meeting all of the demand during the quarter. We anticipate clearing this backlog during the second quarter.

Disciplined cost controls and stable gross margins offset the lower sales revenue to some extent and the cash loss or net operating loss for the quarter was approximately US$478,000 compared to a net operating loss of approximately US$172,000 in the same period last year. Cash loss per share was US$0.05 for the quarter compared to a cash loss per share of US$0.02 in the same period last year.

Net cash loss or net operating loss and cash loss per share figures exclude acquisition-related amortization, depreciation of capital assets and intangibles and one time costs. There were no one-time costs in the first quarter of this year or last year.

Chief Executive Officer's comments:

"Our goal in fiscal 2003 is to continue to deliver operating profitability and sales growth. "

"During the first quarter we continued with research and development programs to concentrate on our higher growth product lines with the intention of bringing leading technology at value prices to the market", stated Joe Perle, President and Chief Executive Officer.

"Our marketing campaigns have taken a more aggressive approach and we have restructured our distribution channel, in particular in North America, to better service our VAR's and in so doing, to help drive demand for our products. We are already seeing some of the benefits in the second quarter and I remain confident of the long term outlook for Perle."

Chief Financial Officer's comments:

"Having restored the Company to operating profitability in fiscal 2002, we are taking steps to further strengthen the Company in fiscal 2003. We continue to focus on the fundamentals of building sales, improving margins and operating efficiencies while containing costs," stated Derrick Barnett, Vice President, Finance and Chief Financial Officer. "We are particularly encouraged by the terms of the new credit agreement with our bankers, which we recently announced and believe that this will provide Perle with the working capital needed to continue on its path to attain full profitability and further growth."

Company Profile

Perle Systems is a leading developer, manufacturer and vendor of award-winning networking products. These products are used to connect remote users reliably and securely to central servers for a wide variety of e-business and general business applications. Perle specializes in Internet Protocol (IP) connectivity applications, with an increasing focus on mid-size IP routing solutions. Product lines include routers, remote access servers, serial/console servers, emulation adapters, multi-port serial cards, multi-modem cards, print servers and network controllers. Perle distinguishes itself by its ownership of extensive networking technology, depth of experience in major network connectivity environments and long-term channel relationships in major world markets. Perle Systems has offices and representative offices in 12 countries in North America, The United Kingdom, Europe and Asia and sells its products through distribution channels worldwide. Its stock is traded on the OTCBB (symbol PERL) and the Toronto Stock Exchange (symbol PL). For more information about Perle and its products, access the Company's Web site at http://www.perle.com.

Forward-looking statements in this release, including statements relating to the Company's future growth prospects, future profits, anticipated revenue and earnings results, revenue and earnings guidance for fiscal 2003,production backlogs and the success of the Company's growth and restructuring initiatives are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, risks relating to the company's ability to maintain compliance with the covenants contained in its credit agreement, to meet its sales forecasts while maintaining control over its costs, to continue to operate as a going concern, the Company's ability to manage growth, the implementation of the Company's restructuring plan, the impact of FASB 141 and FASB 142 on the Company's results of operations and financial condition, continued acceptance of the Company's products, increased levels of competition for the Company, new products and technological changes, the Company's dependence upon third party suppliers, intellectual property rights and other risks detailed from time to time in the Company's periodic reports filed with the United States Securities and Exchange Commission and Canadian securities regulators.

                       - Financial statements to follow -

PERLE SYSTEMS LIMITED
CONSOLIDATED BALANCE SHEETS
(US dollars)
------------------------------------------------------------------------------------------------------------
As at                                                              August 31, 2002            May 31, 2002
------------------------------------------------------------------------------------------------------------
ASSETS                                                                (Unaudited)               (audited)
Current:
Cash and cash equivalents                                                $389,670                  $470,064
Accounts receivable                                                     4,138,174                 5,716,445
Inventories                                                             3,553,593                 3,646,673
Prepaid expenses                                                          186,782                   284,654
Income taxes receivable                                                   241,723                   227,728
------------------------------------------------------------------------------------------------------------
Total current assets                                                    8,509,942                10,345,564
------------------------------------------------------------------------------------------------------------
Capital assets, net                                                       780,236                   832,247
Other assets                                                              463,138                   496,604
Technology, net                                                         1,359,565                 1,542,946
Brand names, net                                                        1,588,266                 1,737,573
Sales channel, customer list and distribution rights, net               1,705,223                 1,886,840
Goodwill                                                                7,177,405                 7,320,079
------------------------------------------------------------------------------------------------------------
Total assets                                                          $21,583,775               $24,161,853
============================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current:
------------------------------------------------------------------------------------------------------------
Bank indebtedness                                                      $8,669,381                $8,683,648
Accounts payable and accrued liabilities                                5,436,527                 6,334,023
Income taxes payable                                                      111,522                   109,280
Deferred revenue                                                        1,306,694                 1,225,808
Current portion of long-term loan                                         288,665                   736,500
Current portion of notes payable                                          335,802                   463,341
Current portion of obligation under capital lease                          54,011                    52,923
------------------------------------------------------------------------------------------------------------
Total current liabilities                                              16,202,602                17,605,523
------------------------------------------------------------------------------------------------------------
Long-term loan                                                          7,240,683                 7,389,523
Notes payable                                                                   -                         -
Obligation under capital lease                                             15,584                    26,910
Accrued facilities cost                                                    89,034                    90,768
Deferred tax liabilities                                                1,162,317                 1,300,121
------------------------------------------------------------------------------------------------------------
Total liabilities                                                      24,710,220                26,412,845
------------------------------------------------------------------------------------------------------------
Commitment and contingencies

Shareholders' Equity (Deficiency):
Share capital - Authorized: Unlimited Common Shares,
issued and outstanding: 9,592,293 (2002 - 9,592,293)                   33,770,304                33,770,304

Cumulative translation account                                         (1,825,726)               (1,880,443)
      Deficit                                                         (35,071,023)              (34,140,853)
------------------------------------------------------------------------------------------------------------
      Total Shareholders' equity (deficiency)                          (3,126,445)               (2,250,992)
------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity (deficiency)               $21,583,775               $24,161,853
============================================================================================================


PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(US dollars)
-------------------------------------------------------------------------------------------------------------
For the three month period ended                                  August 31, 2002        August 31, 2001
-------------------------------------------------------------------------------------------------------------
                                                                    (Unaudited)               (Unaudited)
Sales                                                                $5,308,630               $7,665,991
-------------------------------------------------------------------------------------------------------------
Expenses:
Cost of sales                                                         2,251,761                3,209,953
Selling, general and administration                                   2,364,664                3,501,335
Research and development expenditures (net of ITCs)                     846,481                  684,164
Amortization of intangible assets                                       408,207                  657,499
Depreciation of capital assets                                           43,585                   73,217
Interest expense                                                        436,470                  556,353
-------------------------------------------------------------------------------------------------------------
Total expenses                                                        6,351,168                8,682,521
-------------------------------------------------------------------------------------------------------------
Loss before income taxes                                             (1,042,538)              (1,016,530)
Income tax expense (recovery)                                          (112,368)                (113,734)
-------------------------------------------------------------------------------------------------------------
Net loss for the year                                                 $(930,170)               $(902,796)
=============================================================================================================

Loss per Common Share  - basic and diluted                               $(0.10)                 $(0.10)
=============================================================================================================

Weighted average number of shares outstanding                         9,592,293                9,592,293
===============================================================================================----==========


PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
(US dollars)
-------------------------------------------------------------------------------------------------------------
For the three month period ended August                                      2002                   2001
-------------------------------------------------------------------------------------------------------------
Common Share Capital:                                                    (Unaudited)             (Unaudited)
-------------------------------------------------------------------------------------------------------------
Shares
  Opening balance                                                           9,592,293             9,592,293
-------------------------------------------------------------------------------------------------------------
  Closing balance                                                           9,592,293             9,292,293
=============================================================================================================

Amount
  Opening balance                                                         $33,770,304           $33,770,304
-------------------------------------------------------------------------------------------------------------
  Closing balance                                                         $33,770,304           $33,770,304
-------------------------------------------------------------------------------------------------------------

Other comprehensive income:
  Opening balance                                                         $(1,880,443)          $(1,838,849)
  Net change for the period                                                    54,717                 8,647
------------------------------------------------------------------------------------------------------------
  Closing balance                                                         $(1,825,726)          $(1,830,202)
------------------------------------------------------------------------------------------------------------

Deficit:
  Opening balance                                                        $(34,140,853)         $(28,858,672)
  Net loss for the period                                                    (930,170)             (902,796)
-----------------------------------------------------------------------------------------------------------
  Closing balance                                                         (35,071,023)          (29,761,468)
------------------------------------------------------------------------------------------------------------
Total shareholders' equity (deficiency)                                   $(3,126,445)           $2,178,634
============================================================================================================

PERLE SYSTEMS LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US dollars)
-----------------------------------------------------------------------------------------------------------
For the three months ended August                                         2002                   2001
-----------------------------------------------------------------------------------------------------------

Cash provided by (used in):
   Operating activities
      Net loss for the year                                            $(930,170)             $(902,796)
      Add (deduct) items not affecting cash:
          Amortization of intangible assets                              408,207                657,499
          Depreciation of capital assets                                  43,585                 73,217
          Amortization of deferred financing cost                         23,622                      -
          Deferred income taxes                                         (112,368)              (113,734)
---------------------------------------------------------------------------------------------------------
                                                                        (567,124)              (285,814)
      Net change in non-cash working
         capital balances related to operations                          908,802              1,257,743
---------------------------------------------------------------------------------------------------------
Cash provided by (used in) operating activities                          341,678                971,929
---------------------------------------------------------------------------------------------------------
   Investing activities
     Additions to capital assets                                          (8,331)               (55,259)
     Purchase of technology and other intangible assets                        -               (318,857)
---------------------------------------------------------------------------------------------------------
Cash used in investing activities                                         (8,331)              (374,116)
---------------------------------------------------------------------------------------------------------
   Financing activities
     Increase (decrease) in bank indebtedness                            164,171                 44,122
     Deferred financing cost                                                   -                (65,287)
     Repayment of notes payable                                         (107,013)               (21,037)
     Repayment of obligation under capital lease                          (8,597)                (1,556)
     Increase in long-term loan                                                -                      -
     Repayment of long-term                                             (447,835)              (220,779)
---------------------------------------------------------------------------------------------------------
Cash provided by (used in) financing activities                         (399,274)              (264,537)
---------------------------------------------------------------------------------------------------------
Effect of exchange rate changes on cash and cash equivalents             (14,467)                (3,924)
---------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and cash equivalents
   during the year                                                       (80,394)               329,352
Cash and cash equivalents, beginning of the year                         470,064                962,046
---------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of the year                              $389,670             $1,291,398
=========================================================================================================
Components of net change in non-cash working
    capital balances related to operations:
      Accounts receivable                                             $1,482,258             $1,280,619
      Inventories                                                         16,108                292,618
      Prepaid expenses                                                    93,072                (14,721)
      Income taxes                                                       (13,846)                20,039
      Accounts payable and accrued liabilities                          (772,516)              (252,435)
      Deferred revenue                                                   103,726                (68,377)
---------------------------------------------------------------------------------------------------------
                                                                        $908,802             $1,257,743
=========================================================================================================

Supplemental cash flow information:
     Interest paid                                                      $436,750               $274,713
     Income taxes paid                                                   $41,224                $46,080
=========================================================================================================

Non-cash investing and financing activities:
      Vendor take back debt                                                    -               $261,148
=========================================================================================================


                                                        ###

Contacts:         Derrick Barnett
                  Vice President, Finance & CFO
                  Perle Systems Limited
                  Phone:  905-946-5034
                  Fax:    905-944-2116
                  Email:  dbarnett@perle.com

                                                             Document 3

                                  Form 27

                          SECURITIES ACT (Ontario)

           MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

ITEM 1 ----     Reporting Issuer:

                Perle Systems Limited  (the "Company" or "Perle")
                60 Renfrew Drive, Suite 100
                Markham, Ontario, L3R 0E1

ITEM 2----      Date of Material Change:

                October 28, 2002

ITEM 3 ----     Press Release:

                A press release in respect of the material change was disseminated on October 28, 2002 through Canada NewsWire.

ITEM 4 ----     Summary of Material Change:

                On October 28, 2002, the Company entered into a letter of commitment and terms of agreement with its banker to revise its credit agreement, the terms of which will include a reduction of interest payments, deferral and extension of principal payments, and the issuance of warrants to acquire common shares of the Company.

ITEM 5 ----     Full Description of Material Change:

                On October 28, 2002, the Company has entered into a letter of commitment and terms of agreement with its banker, setting out the revised terms and conditions of its credit agreement. The major terms of this agreement are as follows:

                o reduction of interest rates on the Company's operating line of credit and term loan borrowings to Canadian prime rate;

                o conversion of US$4.22 million (Cdn$6.45 million) of its operating line of credit into a long-term loan;

                o deferral of principal payments on the long-term loan from November 2002 through May 2003;

                o extension of the repayment terms of the long-term loan to fiscal 2004, 2005 and 2006, on a flexible repayment schedule, based on a percentage between 33.3% and 50% of the Company's EBITDA (minus interest expenses), subject to certain minimum payments; and

                o repayment of the Company's operating line of credit and long-term debt by May 31, 2006.

                In addition, subject to regulatory approval, the Company agreed to issue to its banker new warrants to purchase up to 2,398,073 common shares. These warrants will expire in five years and are exercisable at $0.43 (Cdn.) per share. The Company is entitled to repurchase, at any time prior to May 31, 2006, up to 1,400,000 of these warrants at a nominal amount and on a pro rata basis on early repayment in amounts not less than Cdn$1,000,000 of the portion of the operating line of credit converted to long-term debt, subject to regulatory approval. The Company also agreed to reprice outstanding warrants held by its banker. These warrants are exercisable for up to 500,000 common shares of the Company and are now exercisable at $0.43 (Cdn.) per share.

ITEM 6----      Reliance on Section 75(3) of the Act:

                The report is not being filed on a confidential basis.

ITEM 7 ----     Omitted Information:

                No information has been omitted.

ITEM 8 ----     Senior Officers:

                Derrick Barnett, Vice President, Finance and Chief Financial Officer

ITEM 9 ----     Statement of Senior Officer:

                The foregoing accurately discloses the material change referred to herein.

                DATED at Toronto, in the Province of Ontario, this 7th day of November, 2002.

                                                 "Derrick Barnett"
                                                 ---------------------------
                                                 DERRICK BARNETT
                                                 Vice President Finance and
                                                 Chief Financial Officer

                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   November 11, 2002

                                            PERLE SYSTEMS LIMITED


                                            By:   /s/ Joseph E. Perle
                                                 -----------------------------
                                                 Joseph E. Perle
                                                 President and Chief Executive
                                                 Officer